Lawson Products, Inc.

Annual Report 2004

Cronatron

Holcomb

Kent Automotive

ACS

C.B. Lynn

Spectrum Industrial Solutions



MAKING ALL THE RIGHT MOVES

Contents



Five Year Selected Financial Data

(Dollars in thousands, except per share data)	2004	Percent Change	2003	2002	2001	2000
Net Sales[1]	**$419,652**	+7.9	$389,091	$387,456	$379,407	$348,967
Income Before Income Taxes[2]	**33,438**	+34.3	24,892	23,189	17,142	47,566
Net Income[3]	**21,425**	+32.3	16,196	12,447	8,787	28,136
Per Share of Common Stock:						
Basic Net Income	**$2.28**	+33.3	$1.71	$1.30	$0.91	$2.85
Diluted Net Income	**2.27**	+33.5	1.70	1.30	0.91	2.85
Total Assets	**260,550**	+5.5	246,943	225,831	234,206	222,721
Noncurrent Liabilities	**37,271**	+1.5	36,714	31,765	40,520	28,946
Stockholders' Equity	**180,332**	+4.0	173,351	162,343	159,898	159,912
Return on Average Equity (percent)	**12.0**	+25.0	9.6	7.7	5.4	18.6
Return on Assets (percent)	**8.2**	+25.4	6.6	5.5	3.8	12.6
Stockholders' Equity Per Share[4]	**19.16**	+4.9	18.26	16.96	16.51	16.22
Cash Dividends Paid	**0.72**	+12.5	0.64	0.64	0.64	0.60
Basic Weighted Average Shares Outstanding	**9,410**	–0.9	9,492	9,570	9,685	9,860
Diluted Weighted Average Shares Outstanding	**9,430**	–0.9	9,511	9,596	9,708	9,874

1 Net sales for 2004, 2003, 2002 and 2001 were also positively impacted by the acquisition of the North American Industrial Products and Kent Automotive Divisions of Premier Farnell PLC in March 2001.

2 During 2003 the Company recorded a $2,789 pretax loss related to the sale of Lawson Products Limited, the Company's former UK subsidiary. In 2001, income before taxes included charges of $11,881 related to the write-off of capitalized software and implementation costs related to an enterprise information system project which the Company decided to discontinue as well as a promotional program related to the acquisition of Premier operations. During 2000, the Company recorded a gain of $3,502 as a result of the sale of the Company's interest in a real estate investment.

3 In 2003, income tax expense included a $2,157 reduction to reflect the partial utilization of a capital loss generated by the sale of the Company's former UK subsidiary. In 2003 and 2002, the Company recorded $1,477 and $421 respectively, after tax, of charges for compensation arrangements related to management personnel reductions. The Company adopted SFAS No. 142 as of January 1, 2002. Therefore, the Company discontinued amortization of goodwill for 2002 and thereafter. Net income for 2001 was reduced by $731 related to goodwill amortization. In 2001, the Company recorded charges for the write-off of capitalized software and implementation costs related to an enterprise information system project which the Company decided to discontinue as well as a promotional program related to the acquisition of Premier operations. Together, these charges reduced net income by $7,159. During 2000, the Company recorded a gain of $2,136 as a result of the sale of the Company's interest in a real estate investment.

4 These per share amounts were computed using basic weighted average shares outstanding for all periods presented.

Dear Fellow Shareholders,

The year 2004 marked improved performance of the Lawson Family of Businesses. Our Company's performance may be accurately described as being focused, innovative, value-driven and exceeding the expectations of customers.

During 2004, the people of the Family of Businesses added a great deal of value to our Company. Sales growth coupled with operational improvements increased net income per diluted share 34% to $2.27. Lawson enjoyed record sales of approximately $420 million. Sales increased sequentially during the year achieving an increase of about 11% in the fourth quarter compared to that of the prior year. The Company supported its growth with a modest increase in operating costs of just over 3%, creating substantial leverage for 2004. Stockholders equity increased to $180.3 million and the book value per share of our common stock increased to $19.16.

Return on shareholder equity increased to 12%, an increase of 25% over that of the prior year. Lawson retired nearly 250,000 shares of common stock, paid dividends at record levels, and invested in facilities and equipment. At year end, our Company had $29 million of cash and cash equivalents, no short term (other than a $1.6 million non-recourse mortgage on an investment property) or long-term debt, and a current ratio of 3.7 to 1.

Dividends paid to shareholders during 2004 increased 12.5% to $.72 per share. The people of the Family of Businesses did a "better and better job" of increasing the strength of our Company and its value for our shareholders.

The foundation of the Lawson Family of Businesses is its customers. Everything we do as a Company, every decision we make, must be undertaken from the viewpoint of our customers. Every endeavor must be driven by the needs and desires of our customers and set us apart from our competition.

During 2004, we spent a great deal of time with the customers of each of our specialized businesses: customers of varied sizes, from varied industries, and located across the breadth of North America. We verified that our customers continue to want top quality products and top quality services. We learned that they prefer multiple "touch points" to our companies. Our customers prefer fewer suppliers and a reduced number of invoices. And, above all, our customers require the expert advice of our sales representatives to counsel them as to the newest products, the latest applications, the most efficient inventory systems and the most cost effective solutions to meet the needs of their businesses.

We confirmed that many of the "experiments" we have been conducting have led us in proper directions. We are enjoying increased usage of inside sales, of combined invoicing systems, of e-ordering, electronic catalogs, electronic inventory services, on-site services and of special product acquisition systems. Our sales representatives have increased the availability of these services to our customers and our customers are enjoying the benefits.

By providing additional tools and mechanisms centered around the talents, capabilities, and knowledge of our sales representatives, the level of customer service increases significantly. Combining what we've learned through experimentation and from our customers, the Family of Businesses has become more "customer driven" than ever before. This is inuring to the benefit of our customers, our sales representatives, our Company, and to its shareholders.

Enhancements to our operating systems, including purchasing and inventory processes, invoicing and collection procedures, customer service mechanisms, and the ability to measure results achieved by our people are crucial to our growing businesses. For those reasons, our investment in information systems, both in people as well as equipment has increased. The results are anticipated to include improvements in customer service, increased product development, more rapid dissemination of information to our sales forces, and increased sales and profitability.

Your Company has increased its efficiency and profitability while controlling costs. This is reflected in a more than 35% increase in operating income for 2004 against an 8% increase in sales. The continuing enhancement of our operations and distribution networks are intended to permit improved levels of operating leverage to continue, and perhaps increase, with the growth of our businesses.

Our customers expect top performance from our businesses and we expect top performance from our people. A variety of education and compensation programs for our people provide the methods by which customer and sales force growth, process improvements and management expectations are established, measured and rewarded. We are benefiting from reduced turnover of people both in the field and internally, improved productivity, better penetration of customers and entry into new markets.

During 2004, our Company also expanded its corporate marketing group. Our marketing people have led us to substantial increases in our government business, increased capability in e-ordering, and the expansion of on-site services. We have learned how to meet the needs of large, complex accounts in the manufacturing, processing, defense and construction industries. Our activity with such accounts has increased markedly. We are competing for that business at high and intense levels. And, we are winning.

The on-site attention of our sales representatives lead Lawson's multiple selling, inventory maintenance, and servicing capabilities. There is no need for our customers to spend valuable time buried in catalogs, telephone books, or even less productive, to send key personnel to a store. The Lawson customer enjoys reduced "downtime" and increased "uptime". Our customers' requirements for the maintenance of their facilities and equipment and for component parts for production are already in place; where they need it; when they need it. With the Family of Businesses, "It's Already There."

That's the Lawson Family of Businesses:

Our customers' Single Source of Supply, Keeping Businesses Running, at the Lowest Overall Cost.

Our Company accomplished a great deal in 2004. We have a superior foundation of highly skilled people, systems and facilities. We have a hunger to make all of it better and to achieve more. We are building upon a history of integrity, quality and confidence in ourselves and in the valuable work we do while serving customers in a continually changing environment.

Sincerely,

Robert J. Washlow
Chairman of the Board and CEO
Lawson Products, Inc.
April, 2005

Stock and Financial Data

MARKET PRICES FOR COMMON STOCK

The Company's Common Stock is traded in the over-the-counter market under the NASDAQ symbol of "LAWS." The approximate number of stockholders of record at December 31, 2004 was 746. The following table sets forth the High and Low closing sale prices as reported on the NASDAQ National Market System during the last two years.

	2004		2003	
	High	Low	High	Low
First Quarter	$34.49	$28.61	$30.81	$23.04
Second Quarter	38.15	32.67	28.48	24.40
Third Quarter	41.63	35.85	29.87	25.76
Fourth Quarter	51.25	41.46	34.74	27.47

CASH DIVIDENDS DECLARED PER SHARE

	2004	2003
First Quarter	$.18	$.16
Second Quarter	.18	.16
Third Quarter	.18	.16
Fourth Quarter	.18	.18
	$.72	$.66

CLASSES OF SIMILAR PRODUCTS

The Company's products may be grouped into the following classes of similar products, each of which accounted for the indicated percentages of consolidated revenues:

	Percent of Consolidated Revenues		
	2004	2003	2002
Fasteners, fittings and related parts	44%	43%	43%
Industrial supplies	47	48	48
Automotive and equipment maintenance parts	9	9	9
	100%	100%	100%

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors

Lawson Products, Inc.

We have audited the accompanying consolidated balance sheets of Lawson Products, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Lawson Products, Inc. and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

As discussed in Note B to the financial statements, in 2003 the Company changed its method of accounting for its investment in a real estate partnership.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Lawson Products, Inc. and subsidiaries internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control – Integrated Framework issued by the Commitee of Sponsoring Organizations of the Treadway Commission and our report dated March 10, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
March 10, 2005



Consolidated Balance Sheets

(Dollars in thousands)	December 31, 2004	2003
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	**$ 28,872**	$ 23,555
Accounts receivable, less allowance for doubtful accounts (2004 – $1,986; 2003 – $2,121)	**52,129**	47,972
Inventories	**65,687**	59,817
Miscellaneous receivables	**2,081**	4,773
Prepaid expenses	**7,479**	6,666
Deferred income taxes	**1,729**	1,975
Total Current Assets	**157,977**	144,758
Property, plant and equipment, at cost, less allowances for depreciation and amortization (2004 – $58,837; 2003 – $58,692)	**42,452**	44,905
Other assets:		
Cash value of life insurance	**15,089**	13,201
Deferred income taxes	**14,779**	13,201
Goodwill, less accumulated amortization	**28,649**	28,649
Other intangible assets, less accumulated amortization (2004 – $1,335; 2003 – $1,219)	**1,365**	1,481
Other	**239**	748
	60,121	57,280
	$260,550	$246,943
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	**$ 8,746**	$ 8,240
Accrued expenses and other	**32,628**	27,176
Current portion of long term debt	**1,573**	1,462
Total Current Liabilities	**42,947**	36,878
Noncurrent liabilities and deferred credits:		
Accrued liability under security bonus plans	**21,528**	20,823
Long term debt	**—**	1,573
Deferred compensation and other liabilities	**15,743**	14,318
	37,271	36,714
Stockholders' equity:		
Preferred Stock, $1 par value: Authorized – 500,000 shares; Issued and outstanding – None	**—**	—
Common Stock, $1 par value: Authorized – 35,000,000 shares; Issued – 2004 – 9,280,935 shares; 2003 – 9,493,511 shares	**9,281**	9,494
Capital in excess of par value	**3,467**	2,667
Retained earnings	**167,187**	161,831
	179,935	173,992
Accumulated other comprehensive income (loss)	**397**	(641)
Stockholders' equity	**180,332**	173,351
	$260,550	$246,943

See notes to consolidated financial statements

Consolidated Statements of Income

(Dollars in thousands, except per share data)	*Year ended December 31,* 2004	2003	2002
Net sales	**$419,652**	$389,091	$387,456
Cost of goods sold	**155,971**	141,124	137,129
Gross profit	**263,681**	247,967	250,327
Selling, general and administrative expenses	**231,762**	221,189	226,571
Other charges	—	2,459	360
Provision for doubtful accounts	**1,108**	1,578	1,585
Operating Income	**30,811**	22,741	21,811
Interest and dividend income	**122**	194	53
Interest expense	**(184)**	(131)	(154)
Other income – net	**2,689**	2,088	1,479
	2,627	2,151	1,378
Income Before Income Taxes	**33,438**	24,892	23,189
Income Tax Expense	**12,013**	8,696	10,742
Net Income	**$ 21,425**	$ 16,196	$ 12,447
Net Income Per Share of Common Stock:			
Basic	**$2.28**	$1.71	$1.30
Diluted	**$2.27**	$1.70	$1.30

See notes to consolidated financial statements



Consolidated Statements of Changes in Stockholders' Equity

(Dollars in thousands)	Common Stock, $1 par value	Capital in excess of par value	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income
Balance at January 1, 2002	$9,629	$ 913	$151,554	$ (2,198)	$ —
Net income			12,447		12,447
Other comprehensive income, net of tax: Adjustment for foreign currency translation				165	165
Comprehensive income for the year					$12,612
Cash dividends declared			(6,115)		
Stock issued under employee stock plans	61	1,510			
Purchase and retirement of common stock	(196)	(36)	(5,391)		
Balance at December 31, 2002	9,494	2,387	152,495	(2,033)	
Net income			16,196		$16,196
Other comprehensive income, net of tax: Adjustment for foreign currency translation				1,392	1,392
Comprehensive income for the year					$17,588
Cash dividends declared			(6,265)		
Stock issued under employee stock plans	20	285			
Purchase and retirement of common stock	(20)	(5)	(595)		
Balance at December 31, 2003	9,494	2,667	161,831	(641)	
Net income			21,425		$21,425
Other comprehensive income, net of tax: Adjustment for foreign currency translation				1,038	1,038
Comprehensive income for the year					$22,463
Cash dividends declared			(6,751)		
Stock issued under employee stock plans	36	884			
Purchase and retirement of common stock	(249)	(84)	(9,318)		
Balance at December 31, 2004	$9,281	$3,467	$167,187	$ 397	

See notes to consolidated financial statements



Consolidated Statements of Cash Flow

(Dollars in thousands)	Year ended December 31, 2004	2003	2002
Operating activities			
Net income	**$ 21,425**	$ 16,196	$ 12,447
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation	**5,299**	5,359	5,506
Amortization	**1,393**	1,744	1,321
Provision for allowance for doubtful accounts	**1,108**	1,578	1,585
Deferred income taxes	**(1,775)**	(476)	(2,177)
Deferred compensation and security bonus plans	**5,060**	5,466	2,704
Payments under deferred compensation and security bonus plans	**(2,832)**	(2,099)	(1,635)
Income from investments in real estate	**—**	(360)	(600)
Changes in operating assets and liabilities:			
Accounts receivable	**(5,265)**	(5,888)	1,165
Inventories	**(5,870)**	4,902	1,692
Prepaid expenses and other assets	**(89)**	(2,678)	5,557
Accounts payable and accrued expenses	**5,998**	3,176	1,958
Other	1,383	991	129
Net Cash Provided by Operating Activities	**25,835**	27,911	29,652
Investing activities			
Additions to property, plant and equipment	**(3,784)**	(5,734)	(6,655)
Other	**250**	286	756
Net Cash Used in Investing Activities	**(3,534)**	(5,448)	(5,899)
Financing Activities			
Proceeds from revolving line of credit	**—**	4,000	36,500
Payments on revolving line of credit	**—**	(4,000)	(50,500)
Payments on mortgage payable	**(1,462)**	(805)	—
Purchases of common stock	**(9,651)**	(620)	(5,623)
Proceeds from exercise of stock options	**920**	305	1,571
Dividends paid	**(6,791)**	(6,075)	(6,138)
Net Cash Used in Financing Activities	**(16,984)**	(7,195)	(24,190)
Increase (Decrease) in Cash and Cash Equivalents	**5,317**	15,268	(437)
Cash and Cash Equivalents at Beginning of Year	**23,555**	8,287	8,724
Cash and Cash Equivalents at End of Year	**$ 28,872**	$ 23,555	$ 8,287

See notes to consolidated financial statements

Notes to Consolidated Financial Statements

(Dollars in thousands)

NOTE A – DESCRIPTION OF BUSINESS

Lawson Products is an international seller and distributor of systems, services and products to the industrial, commercial and institutional maintenance, repair and replacement ("MRO") marketplace. The Company also manufactures, sells and distributes production and specialized component parts to the original equipment marketplace ("OEM").

NOTE B – SUMMARY OF MAJOR ACCOUNTING POLICIES

Principles of Consolidation: The accompanying consolidated financial statements include the accounts and transactions of the Company and its wholly owned and majority owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Revenue Recognition: Sales and associated cost of goods sold are recognized when products are shipped and title passes to customers.

Shipping and Handling Fees and Costs: Costs related to shipping and handling fees are included on the Income Statement in the caption selling, general and administrative expenses. Amounts billed to customers for shipping fees are included in net sales and totaled $11,565, $11,159 and $11,898 in 2004, 2003 and 2002, respectively.

Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Investment in Real Estate Partnership: The Company's investment in real estate, representing a limited partnership interest, was carried on the basis of the equity method until June 30, 2003. The Company adopted FIN 46 as of July 1, 2003, which has resulted in the consolidation of the Company's investment in a limited partnership, which owns an office building in Chicago, Illinois. An officer and member of the Board of Directors of the Company is the 1.5% general partner. (See Note I) The operations of the partnership consist of rental of the building under a long-term lease and the servicing of the non-recourse mortgage. The activities are insignificant for separate disclosure.

Marketable Securities: Marketable equity and debt securities are classified as available-for-sale and are carried at fair value, with the unrealized gains and losses, net of tax, recorded in stockholders' equity. Realized gains and losses, declines in value judged to be other-than-temporary, and interest and dividends are included in investment income. The cost of securities sold is based on the specific identification method.

Inventories: Inventories which consist of principally finished goods are stated at the lower of cost (first-in, first-out method) or market. (See Note E)

Property, Plant and Equipment: Provisions for depreciation and amortization are computed by the straight-line method for buildings using useful lives of 20 to 30 years and by the double declining balance method fo machinery and equipment, furniture and fixtures, v .cles and capitalized software using useful lives of) 10 years.

estment Tax Credits: Investment tax credits on asset sed to others are deferred and amortized over the ul life of the related asset.

Equivalents: The Company considers all highly investments with a maturity of three months or less urchased to be cash equivalents.

ptions: Stock options are accounted for under ...ting Principles Board Opinion No. 25 (APB 25), "Accounting For Stock Issued to Employees." Under APB 25, the Company uses the intrinsic value method where no compensation expense is recognized because the exercise price of the stock options granted equals the market price of the underlying stock at the date of grant.

The following table shows the effect on net income and earnings per share if the Company had applied the fair value recognition provision of Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation."

	2004	2003	2002
Net income – as reported	$21,425	$16,196	$12,447
Deduct: Total stock based employee compensation expense determined under fair value method, net of tax	(6)	(27)	(38)
Net income – pro forma	21,419	16,169	12,409
Basic earnings per share – as reported	2.28	1.71	1.30
Diluted earnings per share – as reported	2.27	1.70	1.30
Basic earnings per share – pro forma	2.28	1.70	1.30
Diluted earnings per share – pro forma	2.27	1.70	1.29

For purposes of pro forma disclosures, the estimated fair value of options granted is amortized as an expense over the option's vesting period. The pro forma effect on net income is not representative of the pro forma effect on net income in future years because grants made in 1996 and later years have an increasing vesting period.

Goodwill and Other Intangibles: Goodwill represents the cost of business acquisitions in excess of the fair value of identifiable net tangible assets acquired. (See Note G)

Foreign Currency Translation: The financial statements of foreign entities have been translated in accordance with Statement of Financial Accounting Standards No. 52 and, accordingly, unrealized foreign currency translation adjustments are reflected as a component of stockholders' equity. Realized foreign currency transaction gains and losses were not significant for the years ended December 31, 2004, 2003 and 2002.

Income Per Share: Basic EPS is computed by dividing net income by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution from the exercise or conversion of securities into common stock, such as stock options.

Reclassifications: Certain amounts have been reclassified in the 2003 and 2002 financial statements to conform with the 2004 presentation.

NOTE C – BUSINESS COMBINATION/DISPOSITION

Sale of Lawson Products Limited, UK Subsidiary:
In the fourth quarter of 2003, the Company sold its UK subsidiary, Lawson Products Limited, engaged primarily in the business of MRO sales, to a third party for approximately $647. The purchase price is in the form of a note payable to the Company over two years. Prior to the sale, the Company transferred certain assets and liabilities related to the OEM portion of this business to a newly formed subsidiary, Assembly Component Systems Limited. The sale of Lawson Products Limited resulted in a pre-tax loss of approximately $2,789, largely related to inventory write-offs and termination costs associated with the sale. This loss is classified in selling, general and administrative expenses in the statement of income. This business was part of the Company's International OEM distribution segment.

The sale also generated approximately $22,441 in capital losses for tax purposes. The Company was able to carryback $6,163 of the capital loss to offset capital gains in prior years tax returns. The effect of the carryback resulted in $2,157 of tax benefit realized in 2003 for financial statement purposes. A valuation allowance has been provided for the remainder of the capital loss due to the uncertainty of utilization.

NOTE D – OTHER CHARGES

In 2003, the Company recorded charges totaling $2,459 for severance payable to several members of management. Benefits of $1,175 and $422 were paid in 2004 and 2003 respectively. The remaining benefits will be paid through 2006.

During 2002, the Company recorded a charge of $568 for severance payable to several members of management and a $208 adjustment to the reserve resulting from a severance settlement. Benefits of $92 and $155 were paid in 2004 and 2003 respectively. The remaining benefits will be paid in future years.

The table below shows an analysis of the Company's reserves for other charges:

Description of Item	*Severance and Related Expenses*
Balance January 1, 2002	$1,458
Charged to earnings 2002	568
Cash paid in 2002	(942)
Adjustment to reserves	(208)
Balance December 31, 2002	876
Charged to earnings 2003	2,459
Cash paid in 2003	(859)
Balance December 31, 2003	2,476
Cash paid in 2004	(1,434)
Balance December 31, 2004	$1,042

NOTE E – INVENTORIES

The following is a summary of inventories and reserve for excess and obsolete inventory:

	2004	2003
Inventories	$ 68,759	$ 64,958
Reserve for excess and obsolete inventory	(3,072)	(5,141)
	$65,687	$59,817

NOTE F – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of:

	2004	2003
Land	$ 8,472	$ 8,389
Buildings and improvements	51,839	51,556
Machinery and equipment	30,084	30,143
Furniture and fixtures	5,611	5,749
Vehicles	359	432
Capitalized software	4,372	6,771
Construction in progress	552	557
	101,289	103,597
Accumulated depreciation and amortization	(58,837)	(58,692)
	$42,452	$44,905

NOTE G– GOODWILL AND OTHER INTANGIBLES

The Company adopted FASB statement No. 142 "Goodwill and Other Intangibles" as of January 1, 2002. The Company performed its annual impairment test in the fourth quarter of 2004 and determined the Company's goodwill was not impaired.

Intangible assets subject to amortization were as follows:

December 31, 2004	*Gross Balance*	*Accumulated Amortization*	*Net Carrying Amount*
Trademarks and tradenames	$1,747	$935	$812
Customer lists	953	400	553
	$2,700	$1,335	$1,365

December 31, 2003	*Gross Balance*	*Accumulated Amortization*	*Net Carrying Amount*
Trademarks and tradenames	$1,747	$851	$896
Customer lists	953	368	585
	$2,700	$1,219	$1,481

Trademarks and tradenames are being amortized over a weighted average 15.14 years. Customer lists are being amortized over 13.96 years. Amortization expense, all of which was included in the MRO distribution segment, for the intangible assets was $116, $518 and $377 in 2004, 2003 and 2002, respectively. Amortization expense for each of the next five years is estimated to be $83 per year.

NOTE H – ACCRUED EXPENSES AND OTHER

Accrued expenses and other liabilities consist of the following:

	2004	2003
Salaries, commissions and other compensation	$11,369	$ 6,802
Accrued other charges	1,042	2,476
Accrued and withheld taxes, other than income taxes	2,644	2,591
Accrued profit sharing contributions	3,626	3,448
Accrued stock performance rights	2,081	654
Accrued self-insured health benefits	1,560	1,800
Cash dividends payable	1,670	1,709
Other	8,636	7,696
	$32,628	$27,176

NOTE I – LONG TERM DEBT

On July 1, 2003 the Company adopted FIN 46 which has resulted in the Company's consolidation of an investment in a limited partnership which owns an office building in Chicago, Illinois. In conjunction with the consolidation of its investment, the Company has recorded long-term debt, which represents a non-recourse mortgage payable relative to the building. The interest rate of the non-recourse mortgage payable is 7.315%, with a maturity date of December 31, 2005. The building and land have a net carrying value of $4,184, which are included in property, plant and equipment. The remaining assets, none of which are significant, are recorded in other assets.

The Company's mortgage obligations in effect at December 31, 2004 and 2003, with respect to this office building, amounted to approximately $1,573 and $3,035, respectively. Mortgage payments are payable as follows: 2005 - $1,573. Interest expense related to the mortgage totaled $171 and $124 in 2004 and 2003, respectively.

On February 21, 2001, the Company entered into a $50 million unsecured multi-currency line of credit. The Company had no loans outstanding under the line at December 31, 2004 and 2003. Amounts outstanding under the line carry interest at 1.5% below the prime rate or .75% over LIBOR. The line matures on February 21, 2006. The line requires the Company to meet certain covenants, all of which were met at December 31, 2004. The Company paid interest of $0, $7 and $220, respectively, in 2004, 2003 and 2002.

NOTE J – STOCK PLANS

The Incentive Stock Plan (Plan), provides for the issuance of shares of Common Stock to non-employee directors, officers and key employees pursuant to stock options, stock performance rights (SPRs), stock purchase agreements and stock awards. As of December 31, 2004, 519,327 shares of Common Stock were available for issuance under the Plan.

In 2003 and 2002, the Company granted SPRs pursuant to the Plan. These SPRs have exercise prices ranging from $24.64 to $33.15 per share. These SPRs vest at 20% per year and entitle the recipient to receive a cash payment equal to the excess of the market value of the Company's common stock and the SPR price when the SPRs are surrendered. Compensation expense for the SPRs in 2004, 2003 and 2002 was $2,620, $410 and $244, respectively.

Additional information with respect to SPRs is summarized as follows:

	Average SPR Exercise Price	*# of SPRs*
Outstanding January 1, 2002(1)	$26.90	230,350
Granted(2)	30.74	18,000
Outstanding December 31, 2002	27.18	248,350
Granted(3)	27.85	31,500
Exercised	26.77	(1,900)
Outstanding December 31, 2003	27.26	277,950
Exercised	26.76	(66,450)
Canceled	27.45	(22,500)
Outstanding December 31, 2004	$27.41	189,000

(1) Includes 84,560 SPRs vested at December 31, 2004
(2) Includes 5,200 SPRs vested at December 31, 2004
(3) Includes 1,000 SPRs vested at December 31, 2004

The Plan permits the grant of incentive stock options, subject to certain limitations, with substantially the same terms as non-qualified stock options. Non-employee directors are not eligible to receive incentive stock options. Stock options are not exercisable within six months from date of grant and may not be granted at prices less than the fair market value of the shares at the dates of grant. Benefits may be granted under the Plan through December 16, 2006.

Additional information with respect to the Plan is summarized as follows:

	Average Price	*Option Shares*
Outstanding January 1, 2002	$22.87	172,990
Granted	—	—
Exercised	22.73	(50,954)
Canceled or expired	—	—
Outstanding December 31, 2002	22.93	122,036
Granted	—	—
Exercised	22.50	(19,686)
Canceled or expired	—	—
Outstanding December 31, 2003	23.01	102,350
Granted	—	—
Exercised	23.62	(31,350)
Canceled or expired	22.70	(21,450)
Outstanding December 31, 2004	$22.75	49,550

Exercisable options at	*Weighted Average Price*	*Option Shares*
December 31, 2004	$22.75	49,550
December 31, 2003	$22.99	99,600
December 31, 2002	$22.90	114,286

As of December 31, 2004, the Company had the following outstanding options:

Exercise Price	$22.44-$22.50	$23.56	$26.75
Options Outstanding	40,550	8,000	1,000
Weighted Average Exercise Price	$22.49	$23.56	$26.75
Weighted Average Remaining Life	1.9	5.4	3.3
Options Exercisable	40,550	8,000	1,000
Weighted Average Exercise Price	$22.49	$23.56	$26.75

Disclosure of pro forma information regarding net income and net income per share is required by FASB Statement No. 123, "Accounting for Stock-Based Compensation," and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using the Black-Scholes options pricing model.

No options were granted in 2004, 2003 or 2002. See Note B - Stock Options for impact of options granted prior to 2002 on pro forma earnings per share.

NOTE K – PROFIT SHARING AND SECURITY BONUS PLANS

The Company and certain subsidiaries have a profit sharing plan for office and warehouse personnel. The amounts of the companies' annual contributions are determined by the board of directors subject to limitations based upon operating results.

The plan also has a 401(k) defined contribution saving feature. This feature, available to all participants, was provided to give employees a pretax investment vehicle to save for retirement. The Company does not match the contributions made by plan participants.

The Company and its subsidiaries also have in effect security bonus plans for the benefit of independent sales representatives and certain regional managers, under the terms of which participants are credited with a percentage of their yearly earnings. Of the aggregate amounts credited to participants' accounts, 25% vests after five years and an additional 5% vests each year thereafter. For financial reporting purposes, amounts are charged to operations over the vesting period.

Provisions for profit sharing and security bonus plans aggregated $5,979, $5,301 and $5,689 for the years ended December 31, 2004, 2003 and 2002, respectively.

NOTE L – INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. In addition, deferred income taxes include net operating loss carryforwards of foreign subsidiaries which do not expire. The Company also has a capital loss related to the 2003 sale of the Company's UK MRO business. A valuation allowance was recorded for a portion of the $22,441 capital loss due to the uncertainty of the Company's ability to realize the capital loss against future capital gains prior to expiration in 2008. Significant components of the Company's deferred tax assets and liabilities as of December 31 are as follows:

Deferred Tax Assets:	2004	2003
Compensation and benefits	$16,185	$15,237
Inventory	3,447	3,011
Net operating loss carryforwards of subsidiaries	2,619	2,619
Capital loss	5,580	5,697
Accounts receivable	762	669
Other	—	345
Total Deferred Tax Assets	28,593	27,578
Valuation allowance for deferred tax assets	(8,199)	(8,316)
Net Deferred Tax Assets	20,394	19,262
Deferred Tax Liabilities:		
Property, plant & equipment	1,192	2,381
Other	2,694	1,705
Total Deferred Tax Liabilities	3,886	4,086
Total Net Deferred Tax Assets	$16,508	$15,176

Net Deferred Tax Assets:	2004	2003
Total Current Deferred Income Taxes	$ 1,729	$ 1,975
Total Noncurrent Deferred Income Taxes	14,779	13,201
Total Net Deferred Tax Assets	$16,508	$15,176

Net deferred tax assets include the tax impact of items in comprehensive income of $(214) and $345 at December 31, 2004 and 2003, respectively.

Income (loss) before income taxes for the years ended December 31, consisted of the following:

	2004	2003	2002
United States	$32,182	$27,728	$27,906
Foreign	1,256	(2,836)	(4,717)
	$33,438	$24,892	$23,189

The provisions for income taxes for the years ended December 31, consisted of the following:

	2004	2003	2002
Current:			
Federal	$11,652	$7,422	$ 10,972
State	2,136	1,750	1,947
	13,788	9,172	12,919
Deferred benefit	(1,775)	(476)	(2,177)
	$12,013	$8,696	$ 10,742

The reconciliation between the effective income tax rate and the statutory federal rate is as follows:

	2004	2003	2002
Statutory federal rate	35.0%	35.0%	35.0%
Increase (decrease) resulting from:			
State income taxes, net of federal income tax benefit	4.2	4.6	5.5
Foreign losses	1.2	6.7	9.3
Capital loss carryback	—	(8.7)	—
Executive life insurance	(2.0)	(2.9)	2.1
Other items, net	(2.5)	0.2	(5.6)
Provision for income taxes	35.9%	34.9%	46.3%

Income taxes paid for the years ended December 31, 2004, 2003, and 2002 amounted to $12,097, $10,523 and $13,392, respectively.

NOTE M – COMMITMENTS

The Company's minimum rental commitments, principally for equipment, under noncancelable leases in effect at December 31, 2004, amounted to approximately $14,349. Such rentals are payable as follows:

2005	2006	2007	2008	2009	2010 and thereafter
$3,502	$2,936	$2,488	$1,685	$1,482	$2,256

Total rental expense for the years ended December 31, 2004, 2003 and 2002 amounted to $3,009, $3,977 and $3,669 respectively.

NOTE N – INCOME PER SHARE

The computation of basic and diluted earnings per share consisted of the following:

	Year ended December 31		
	2004	2003	2002
Numerator:			
Net income	$21,425	$16,196	$12,447
Denominator:			
Denominator for basic income per share – weighted average shares	9,410	9,492	9,570
Effect of dilutive securities:			
Stock option plans	20	19	26
Denominator for diluted income per share – adjusted weighted average shares	9,430	9,511	9,596
Basic income per share	$2.28	$1.71	$1.30
Diluted income per share	$2.27	$1.70	$1.30

NOTE O – SEGMENT REPORTING

The Company has four reportable segments: Maintenance, Repair and Replacement distribution in the U.S. (MRO-US), International Maintenance, Repair and Replacement distribution in Canada (MRO-CAN), Original Equipment Manufacturer distribution and manufacturing in the U.S. (OEM-US) and International Original Equipment Manufacturer distribution in Mexico and the United Kingdom (OEM-INTL). The operations of the Company's MRO distribution segments distribute a wide range of MRO parts to repair and maintenance organizations by the Company's force of independent sales agents.

The operations of the Company's OEM segments manufacture and distribute component parts to OEM manufacturers through a network of independent manufacturers representatives as well as internal sales employees.

The Company's reportable segments are distinguished by the nature of products distributed and sold, types of customers, manner of servicing them, and geographical location.

The Company evaluates performance and allocates resources to reportable segments primarily based on operating income. The accounting policies of the reportable segments are the same as those described in the summary of significant policies except that the Company records its federal and state deferred tax assets and liabilities at corporate. Intersegment sales are not significant.

Financial information for the Company's reportable segments consisted of the following:

	Year ended December 31		
	2004	2003	2002
Net sales			
MRO-US	$316,099	$302,047	$306,863
MRO-CAN	21,806	18,976	16,505
OEM-US	64,632	54,147	55,547
OEM-INTL	17,115	13,921	8,541
Consolidated total	$419,652	$389,091	$387,456
Operating Income (loss)			
MRO-US	$27,112	$24,993	$23,828
MRO-CAN	2,313	1,494	1,051
OEM-US	2,326	537	2,490
OEM-INTL	(940)	(4,283)	(5,558)
Consolidated total	$30,811	$22,741	$21,811
Capital expenditures			
MRO-US	$2,798	$2,792	$4,634
MRO-CAN	323	1,234	944
OEM-US	561	1,565	869
OEM-INTL	102	143	208
Consolidated total	$3,784	$5,734	$6,655
Depreciation and amortization			
MRO-US	$5,345	$5,592	$5,650
MRO-CAN	253	175	121
OEM-US	856	804	799
OEM-INTL	238	532	257
Consolidated total	$6,692	$7,103	$6,827
Total assets			
MRO-US	$174,777	$168,783	$154,832
MRO-CAN	18,519	17,137	13,989
OEM-US	40,275	36,076	33,181
OEM-INTL	10,471	9,771	8,379
Segment total	244,042	231,767	210,381
Corporate	16,508	15,176	15,450
Consolidated total	$260,550	$246,943	$225,831
Goodwill			
MRO-US	$22,104	$22,104	$22,104
MRO-CAN	4,294	4,294	4,294
OEM-US	2,251	2,251	2,251
OEM-INTL	—	—	—
Consolidated total	$28,649	$28,649	$28,649

The reconciliation of segment profit to consolidated income before income taxes consisted of the following:

	Year ended December 31		
	2004	**2003**	**2002**
Total operating income for reportable segments	$30,811	$22,741	$21,811
Interest and dividend income	122	194	53
Interest expense	(184)	(131)	(154)
Other - net	2,689	2,088	1,479
Income before income taxes	$33,438	$24,892	$23,189

Financial information related to the Company's operations by geographic area consisted of the following:

	Year ended December 31		
	2004	**2003**	**2002**
Net sales			
United States	$380,731	$356,194	$362,410
Canada	21,806	18,976	16,505
Other foreign countries	17,115	13,921	8,541
Consolidated total	$419,652	$389,091	$387,456

	Year ended December 31		
	2004	**2004**	**2003**
Long-lived assets			
United States	$62,677	$65,064	$62,157
Canada	8,269	8,199	7,139
Other foreign countries	155	291	376
Consolidated total	$71,101	$73,554	$69,672

Net sales are attributed to countries based on the location of customers. Long-lived assets consist of total property, plant and equipment and goodwill.



NOTE P – SUMMARY OF UNAUDITED QUARTERLY RESULTS OF OPERATIONS

Unaudited quarterly results of operations for the years ended December 31, 2004 and 2003 are summarized as follows:

	Quarter ended			
2004	**Mar. 31**	**Jun. 30**	**Sept. 30**	**Dec. 31**
(Dollars in thousands, except per share data)				
Net sales	$100,658	$104,443	$107,380	$107,171
Cost of goods sold	35,261	38,796	40,667	41,247
Income before income taxes[1]	10,527	8,726	9,048	5,137
Provision for income taxes[2]	4,001	3,409	3,462	1,141
Net income	6,526	5,317	5,586	3,996
Net income per share of common stock:				
Basic and diluted	0.69	0.56	0.59	0.43
Diluted weighted average shares outstanding	9,515	9,475	9,422	9,343

	Quarter ended			
2003	**Mar. 31**	**Jun. 30**	**Sept. 30**	**Dec. 31**
(Dollars in thousands, except per share data)				
Net sales	$96,075	$97,109	$99,301	$96,606
Cost of goods sold	34,548	35,034	35,349	36,193
Income before income taxes[3]	6,621	6,705	7,488	4,078
Provision for income taxes[4]	2,863	2,564	3,124	145
Net income[5]	3,758	4,141	4,364	3,933
Net income per share of common stock:				
Basic and Diluted	0.40	0.44	0.46	0.41
Diluted weighted average shares outstanding	9,511	9,506	9,511	9,519

[1] *The fourth quarter includes incentive compensation expense of $1,736 related to stock performance rights and a $881 increase to employee compensation accruals.*

[2] *The fourth quarter includes a $560 reduction of the tax provision to reflect tax exempt income related to executive life insurance and charitable contributions of inventory.*

[3] *The fourth quarter includes a $2,789 pretax loss related to the sale of Lawson Products Limited, the Company's former UK subsidiary.*

[4] *The fourth quarter includes a $2,157 reduction of the tax provision to reflect the partial utilization of a capital loss generated by the sale of the Company's former UK subsidiary.*

[5] *The second, third and fourth quarters, respectively, include $751, $240 and $486 of charges for compensation arrangements related to management personnel reductions.*

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a -15(f) under the Exchange Act. As required by Rule 13a -15(c) under the Exchange Act, the Company's management carried out an evaluation, with the participation of the Company's chief executive officer and chief financial officer, of the effectiveness of our internal control over financial reporting as of December 31, 2004. The framework on which the evaluation was based is contained in the report entitled "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO").

Based on our evaluation under COSO criteria, our management concluded that our internal control over financial reporting was effective as of December 31, 2004.

Ernst & Young LLP, the Company's independent registered public accounting firm, have issued an attestation report on the Company's management assessment of the effectiveness of the Company's internal control over financial reporting as of December 31, 2004, which is included herein.



Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

To the Stockholders and Board of Directors

Lawson Products, Inc.

We have audited management's assessment, included in the accompanying consolidated financial statements, that Lawson Products, Inc.'s maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Lawson Products, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion management's assessment that Lawson Products, Inc. and subsidiaries maintained effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects based on the COSO criteria. Also, in our opinion, Lawson Products, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on the COSO criteria.

We have also audited, in accordance with standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Lawson Products, Inc. and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004 of Lawson Products, Inc. and subsidiaries and our report dated March 10, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chicago, Illinois
March 10, 2005

Management's Discussion and Analysis of Results of Operations and Financial Condition

SUMMARY OF FINANCIAL PERFORMANCE

(Dollars in thousands, except share data)	2004	% of Sales	2003	% of Sales	2002	% of Sales
Net sales	$419,652	100.0%	$389,091	100.0%	$387,456	100.0%
Cost of goods sold	155,971	37.2	141,124	36.3	137,129	35.4
Gross profit	263,681	62.8	247,967	63.7	250,327	64.6
Operating expenses	232,870	55.5	225,226	57.9	228,516	59.0
Operating income	30,811	7.3	22,741	5.8	21,811	5.6
Other	2,627	0.6	2,151	0.6	1,378	0.4
Income before taxes	33,438	8.0	24,892	6.4	23,189	6.0
Income tax expense	12,013	2.9	8,696	2.2%	10,742	2.8
Net income	$21,425	5.1%	$16,196	4.2%	$12,447	3.2%
Diluted earnings per share	$2.27		$1.70		$1.30	
Total assests	260,550		246,943		225,831	
Return on assets	8.2%		6.6%		5.5%	
Stockholders' equity	180,332		173,351		162,343	
Return on average equity	12.0%		9.6%		7.7%	

Lawson achieved solid financial results in 2004, including record sales of approximately $420 million. The Company effectively managed costs, resulting in strong operating income leverage and earnings growth. For 2004, net income per share increased by 33.5% to $2.27 per share from $1.70 per share in 2003.

Management's discussion and analysis of operating results below focuses on the MRO and OEM businesses. These businesses represent the domestic and international segments of the respective businesses. For additional information on the Company's segment reporting refer to *Footnote O-Segment Reporting* in the Notes to Consolidated Financial Statements included elsewhere in this annual report.

YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003

REVENUES AND GROSS PROFIT

Net sales increased by $30.6 million to $419.7 million in 2004 compared to $389.1 million in 2003, a 7.9% increase.

The following table presents the Company's net sales results for its MRO and OEM businesses for the past two years:

	2004	2003
MRO	$337.9	$321.0
OEM	81.8	68.1
	$419.7	$389.1

MRO sales grew by $16.9 million or 5.3% in 2004. Increases in average unit selling prices were the primary driver of MRO sales growth in 2004. Changes in product sales mix and the effects of selling price increases contributed to the increase in average unit selling prices in 2004. MRO sales increase was also due to enhanced account penetration, growth in government programs, and an improved business climate.

OEM sales grew by $13.7 million or 20.1% in 2004 compared to 2003, driven by domestic and international growth. The OEM business added new customers and increased sales to existing customers in 2004.

Gross profit increased by $15.7 million or 6.3%, to $263.7 million in 2004 compared to $248.0 million in 2003. As a percent of sales, gross profit decreased to 62.8% in 2004 from 63.7% in 2003. The decline in overall gross profit margins is primarily related to the rapid sales growth in the OEM segment. As discussed above, OEM segment sales increased at a 20.1% rate in 2004 compared to 5.3% in the MRO segment, having the effect of reducing consolidated gross profit margins compared to 2003.

MRO segment gross profit margins increased from 71.3% in 2003 to 71.8 % in 2004. As a result of price increases implemented in 2004, average selling prices increased and drove gross profit margins higher.

OPERATING EXPENSES AND OPERATING INCOME

Operating expenses increased by 3.4% or $7.6 million to $232.9 million in 2004 compared to $225.2 million in 2003. The increase in operating expenses is primarily the result of higher compensation costs, including a $2.6 million charge for Stock Performance Rights, reflecting the accounting for the impact of the 51.8% increase in Lawson's stock price from $33.07 at December 31, 2003 to $50.19 at December 31, 2004. Other compensation costs increased, including sales commissions, as a result of higher MRO sales in 2004, and the payment of higher sales commissions.

As a percentage of sales, operating expenses decreased from 57.9% in 2003 to 55.5% in 2004, primarily as the result of productivity improvements and the Company's ability to leverage its operating cost infrastructure over a larger revenue base.

Operating income increased by 35.5% in 2004 to $30.8 million. This increase is the result of net sales increases and improved operating expense leverage, offset somewhat by lower consolidated gross profit margins.

OTHER INCOME AND EXPENSE

Other income consists primarily of rental income from the Company's investment in a real estate partnership, as well as other miscellaneous income and expenses. For 2004, other income increased by $0.5 million as a result of life insurance death benefits paid to the Company.

PROVISION FOR INCOME TAXES

The effective tax rates for 2004 and 2003 were 35.9% and 34.9%, respectively. In 2004, the effective tax rate included the impact of $1.9 million of tax free proceeds from executive life insurance. In 2003, the effective tax rate included the effect of a $2.2 million tax provision reduction to reflect the partial utilization of a capital loss carryback generated by the 2003 sale of the Company's MRO business in the United Kingdom.

NET INCOME

Net income increased by $5.2 million or 32.3% to $21.4 million in 2004 from $16.2 million in 2003. The factors that affected net income comparisons have been discussed above. Per share net income comparisons were positively impacted by the Company's share repurchase program.

YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

REVENUES AND GROSS PROFIT

The following table presents the Company's net sales results for its MRO and OEM businesses for 2003 and 2002:

	2003	2002
MRO	$321.0	$323.4
OEM	68.1	64.1
	$389.1	$387.5

Net sales increased by $1.6 million, or 0.4 % in 2003 compared to 2002. The table above illustrates that OEM sales increased $4.0 million (6.2%) in 2003 while MRO sales declined $2.4 million (0.7 %). In the OEM segment, the Company increased key account penetration and expanded its international business. Overall, international sales growth in the OEM segment offset a slight decline in U.S. OEM sales in 2003. The MRO segment continued to face difficult market conditions in 2003, particularly in the United States. MRO sales gains in Canada for 2003 were offset by sales declines in domestic MRO business in 2003.

Gross profit decreased by $2.3 million, or 0.9%, to $248.0 million during 2003 from $250.3 million in 2002. This decrease resulted partially from product mix, as the Company sold a lower percentage of MRO products as a percentage of total sales in 2003 as compared to 2002. In 2003, MRO gross profit was 71.3% of sales, compared to 72.4% in 2003. OEM gross profit margins increased in 2003 to 28.8% of sales, compared to 25.3% in 2002.

OPERATING EXPENSES AND OPERATING INCOME

Operating expenses decreased by $3.3 million, or 1.4%, to $225.2 million (57.9% of sales) in 2003 from $228.5 million (59.0% of sales) in 2002. The decline in operating expenses was attributable to the Company's continuing efforts to contain and reduce costs. Lower sales agent compensation and benefit costs more than offset increases in other expenses, principally wages and a loss of approximately $2.8 million in connection with the sale of the MRO operations of the Company's former UK subsidiary. The decrease in sales agent compensation and benefits resulted principally from the expiration of a special promotional program ending in the second quarter of 2002.

Operating income increased by $0.9 million, or 4.3%, to $22.7 million in 2003 from $21.8 million in 2002. The increase resulted primarily from lower operating expenses noted above, partially offset by lower gross profit and higher other charges.

OTHER INCOME AND EXPENSE

Other income consists primarily of rental income. For 2003, other income increased by $0.8 million primarily due to the consolidation of the Company's investment in a real estate partnership beginning in July of 2003.

PROVISION FOR INCOME TAXES

The effective income tax rates were approximately 34.9% and 46.3%, respectively, for 2003 and 2002. The decrease in the effective tax rate was primarily attributable to a $2.2 million reduction of the income tax provision to reflect the partial utilization of a capital loss carryback generated by the 2003 sale of Lawson Products Limited, the Company's former subsidiary in the United Kingdom.

NET INCOME

Net income increased by $3.7 million, or 30.1%, to $16.2 million during 2003 from $12.5 million in 2002, while income per share increased 31.0% to $1.70 in 2003 from $1.30 in 2002. The principal factors affecting net income and earnings per share were lower income taxes and higher operating income, as discussed above. Per share net income for 2003 and 2002 was positively impacted by the Company's share repurchase program.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows from operations and an unused $50 million unsecured line of credit (entered into in February 2001) have been sufficient to fund operating requirements, cash dividends and capital improvements. Cash flows from operations and the line of credit are also expected to finance the Company's future growth.

Cash flows provided by operations for 2004, 2003 and 2002 were $25.8 million, $27.9 million and $29.7 million, respectively. The decline in 2004 was principally attributable to increasing operating assets, primarily accounts receivable and inventory, more than offsetting the $5.2 million increase in net income. The decline in 2003 from 2002 was due primarily to increasing operating assets, primarily accounts receivable and cash value of life insurance more than offsetting the $3.7 million increase in net income. Working capital at December 31, 2004 and 2003 was approximately $115.0 million and $107.9 million, respectively. At December 31, 2004 the current ratio was 3.7 to 1 as compared to 3.9 to 1 at December 31, 2003.

Over the past three years, the Company has made the following purchases of its common stock:

YEAR PURCHSED	SHARES PURCHASED	COST (in millions)	YEAR AUTHORIZED BY BOARD
2004	249,236	$9.6	2000
2003	20,186	0.6	2000
2002	196,250	5.6	1999/2000

In October 2004, the Company's Board of Director's authorized the purchase of up to 500,000 shares of the Company's common stock in addition to that previously authorized. There is no expiration relative to this authorization. At December 31, 2004, 500,000 shares were available for purchase pursuant to the 2004 authorization and 37,163 shares were available for purchase pursuant to the 2000 Board authorization. Funds to purchase these shares were provided by investments and cash flows from operations.

Additions to property, plant and equipment were $3.8 million, $5.7 million and $6.7 million, respectively, for 2004, 2003 and 2002. Capital expenditures were principally related to improvement of existing facilities and the purchase of related equipment as well as the development of software. For 2004, the Company incurred lower facility expansion expenditures as compared to prior years.

Future contractual obligations consisted of the following at December 31, 2004:

(In thousands)	2005	2006	2007	2008	2009	2010 and thereafter	Total
Rents	$3,502	$2,936	$2,488	$1,685	$1,482	$ 2,256	$14,349
Mortgage payable	1,573	–	–	–	–	–	1,573
Deferred compensation	733	614	349	326	155	13,007	15,184
Security bonus plan[1]	–	–	–	–	–	21,528	21,528
Total contractual cash obligations	$5,808	$3,550	$2,837	$2,011	$1,637	$36,791	$52,634

[1]*Payments to beneficiaries of the security bonus plan are made on a lump sum basis at time of retirement. No such obligations exist at December 31, 2004.*

BUSINESS DISPOSALS

Sale of MRO Operations in United Kingdom: During the fourth quarter of 2003, the Company completed the sale of its United Kingdom MRO subsidiary. As stated above, in connection with the sale of this operation, the Company incurred a loss of $2.8 million, including inventory write-offs of $1.8 million. The Company's OEM customers in the United Kingdom will be serviced through a newly formed entity, Assembly Component Systems Limited.

CRITICAL ACCOUNTING POLICIES

The Company has disclosed its accounting policies in Note B to the consolidated financial statements. The following provides supplemental information to these accounting policies as well as information on the accounts requiring more significant estimates.

Allowance for Doubtful Accounts - Methodology: The Company evaluates the collectibility of accounts receivable based on a combination of factors. In circumstances where the Company is aware of a specific customer's inability to meet its financial obligations (e.g., bankruptcy filings, substantial down-grading of credit ratings), a specific reserve for bad debts is recorded against amounts due to reduce the receivable to the amount the Company reasonably believes will be collected. For all other customers, the Company recognizes reserves for bad debts based on the Company's historical experience of bad debt write-offs as a percent of accounts receivable outstanding. If circumstances change (i.e., higher than expected defaults or an unexpected material adverse change in a major customer's ability to meet its financial obligations), the estimates of the recoverability of amounts due the Company could be revised by a material amount.

Inventories - Slow Moving and Obsolescence: The Company carries significant amounts of inventories, which is a part of the Company's strategy as a competitive advantage in its ability to fulfill the vast majority of our customers' orders the same day received. However, this strategy also increases the chances that portions of the inventory have decreased in value below their carrying cost. To reduce inventory to a lower of cost or market value, the Company records a reserve for slow-moving and obsolete inventory. The Company defines obsolete as those inventory parts on hand which the Company plans to discontinue to offer to its customers. Slow-moving inventory is monitored by examining reports of parts which have not been sold for extended periods. The Company records the reserve needed based on its historical experience of how much the selling prices must be reduced to move these obsolete and slow-moving products. If experience or market conditions change, estimates of the reserves needed could be revised by a material amount.

Impact of Inflation and Changing Prices: The Company has historically been able to pass on to its customers most increases in product costs. Accordingly, gross margins have not been materially impacted. The impact from inflation has historically been more significant on the Company's fixed and semi-variable operating expenses, primarily wages and benefits, although to a lesser degree in recent years due to moderate inflation levels.

Although the Company expects that future costs of replacing warehouse and distribution facilities will rise due to inflation, such higher costs are not anticipated to have a material effect on future earnings.

Quantitative and Qualitative Disclosures About Market Risk: The Company, through its foreign subsidiaries, distributes products in Canada, the United Kingdom and Mexico. As a result, the Company is from time to time exposed to market risk relating to the impact of foreign currency exchange rates. A hypothetical 10% adverse movement in exchange rates would increase income by $38,000 in 2004 to offset the loss by the foreign subsidiaries.

The Company had no loans outstanding as of December 31, 2004 under its revolving line of credit.

BOARD OF DIRECTORS

Robert J. Washlow
Chairman of the Board
Chief Executive Officer

James T. Brophy
(Private Investor)
Chairman, Audit Committee

Ronald B. Port, M.D.
(Retired Physician)
Chairman, Variance Committee

Mitchell H. Saranow
(Chairman, Saranow Group LLC,
a private investment firm) Chairman,
Nominating and Governance Committee

Wilma J. Smelcer
(Trustee of Goldman Shehs Mutual Fund
Complex and Former Chairman,
Bank of America, Illinois)

Sidney L. Port
Founder and Vice Chairman of the
Board of Directors

Lee S. Hillman
(President, Liberation
Investment Group, Investment Advisory Firm)

Robert G. Rettig
(Consultant)
Chairman, Compensation Committee

Jerome Shaffer
Vice President and Special Advisor to the
Chief Executive Officer

CORPORATE MANAGEMENT

Robert J. Washlow
Chairman of the Board and
Chief Executive Officer

Roger F. Cannon
Executive Vice President, Chief Officer,
Field Sales Strategy and Development

Kenneth E. Malik
Group President,
OEM & International

Michael W. Ruprich
Group President,
MRO and New Channels

Jeffrey B. Belford
President and
Chief Operating Officer

Neil E. Jenkins
Executive Vice President, Secretary
and General Counsel

Thomas Neri
Executive Vice President,
Chief Financial Officer, and Treasurer

James J. Smith
Vice President,
Human Resources



Profile

Lawson Products, Inc. is an international seller and distributor of systems, services and products to the industrial, commercial, institutional and governmental maintenance, repair and replacement marketplace. The Company also manufactures, sells and distributes specialized component parts to the original equipment marketplace including automotive, appliance, aerospace, construction and transportation industries.

The Company offers to customers over 900,000 products including fasteners, parts, chemical specialties, hardware, welding supplies, pneumatics, hydraulic and other flexible hose fittings, tools, safety items and electrical and shop supplies.

Customers are currently served from seventeen strategically located facilities by approximately 1,800 sales representatives in the United States, Puerto Rico, Canada, Mexico and the United Kingdom. Lawson Products was founded in 1952 by Sidney L. Port, Vice Chairman of the Board of Directors.

Corporate Information

ANNUAL MEETING
The annual meeting of stockholders will be held at 10:00 a.m. Tuesday, May 10, 2005 at Corporate Headquarters.

FORM 10-K
A copy of the Company's 2004 Annual Report on Form 10-K to the Securities and Exchange Commission is available without charge to stockholders upon written request to the Secretary of the Company.

CORPORATE HEADQUARTERS
Lawson Products, Inc.
1666 East Touhy Avenue
Des Plaines, Illinois 60018
847-827-9666
www.lawsonproducts.com

PROFESSIONAL SERVICES

Auditors
Ernst & Young LLP

Legal Counsel
McDermott, Will & Emery
Vedder, Price, Kaufman & Kammholz

SHARE OWNER SERVICES
EquiServe Trust Company, N.A.
P.O. Box 43023 • Providence, RI 02940-3023
Telephone: (877)498-8861

(Operators are available Monday-Friday, 8:30 a.m. to 7:00 p.m. Eastern time. An interactive automated system is available around the clock every day.)

Internet: http://www.equiserve.com

Access your account via the internet:
http://gateway.equiserve.com

NASDAQ NATIONAL MARKET
The common stock of Lawson Products is part of the NASDAQ National Market System. Stock quotations are included in the National Market system table in The Wall Street Journal and in leading daily newspapers across the country. These provide the same high, low and closing transaction prices as are shown for securities traded on the New York and other stock exchanges.

Lawson
Family of Businesses

LAWSON PRODUCTS, INC.

and named subsidiaries in Canada, Mexico and the United Kingdom provide abrasives, electrical items, fasteners, fittings, hardware, hoses, hydraulics, pneumatics, supplies and tools, together with engineering consultations and inventory control solutions for the maintenance and repair requirements of customers.

James W. Degnan
President

CRONATRON WELDING SYSTEMS, INC.

Provides maintenance and repair operations with metallurgical solutions, welding equipment and supplies, wearplate, rods, polymers and powders along with inventory control systems.

Susan J. Collins
President

DRUMMOND AMERICAN CORPORATION

and its J.I. Holcomb Division provides specialty chemical solutions and inventory control systems to maintenance and repair operations, food service and housekeeping industries.

Roland E. Lazzaro Jr.
President

KENT AUTOMOTIVE

offers a broad range of specialty, high performance, problem-solving products and systems for the automotive collision and mechanical repair aftermarket.

Thomas E. Pavlick
Vice President and General Manager

ASSEMBLY COMPONENT SYSTEMS, INC.

Provides original equipment manufacturers with just-in-time inventories of custom-ordered component parts and in-plant inventory systems or vendor-managed inventory systems through electronic commerce mechanisms.

Richard Schwind
President and Chief Operating Officer

AUTOMATIC SCREW MACHINE PRODUCTS COMPANY, INC.

Manufacturer of specialized machined parts for the OEM and MRO marketplaces.

Michael Selby
President

C.B. LYNN COMPANY

A custom solutions provider for obtaining special items supplemental to those products, parts and supplies regularly inventoried by the Family of Businesses.

Scott O. McCullough
Vice President and General Manager

SPECTRUM INDUSTRIAL SOLUTIONS

Customized Inventory Management Systems and Solutions provider servicing in-plant MRO customers utilizing a wide array of channel options to support uptime goals, achieve supply chain initiatives, system efficiencies, and to provide total cost effectiveness.

Warren Ludvigsen
Vice President

Lawson Products, Inc.
The Single Source of Supply
Keeping Businesses Running at the Lowest Overall Cost





Lawson Products, Inc.
Corporate Headquarters

1666 East Touhy Avenue
Des Plaines, Illinois 60018
www.lawsonproducts.com